UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Aebi Schmidt Holding AG

(Exact name of registrant as specified in its charter)

Switzerland	001-42663	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Schulstrasse 4, Frauenfeld, Switzerland	CH-8500
(Address of principal executive offices)	(Zip Code)

Thomas Schenkirsch +41 44-308-5800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 and Item 1.02      Conflict Minerals Disclosure; Exhibit

A copy of Aebi Schmidt Holding AG’s Conflict Minerals Report for the period from January 1 to December 31, 2025 (the “Reporting Period”) is filed as Exhibit 1.01 and is incorporated herein by reference. The Conflict Minerals Report is publicly available at www.aebi-schmidt.com/corporate-governance. The content on any website referred to in this Form SD is not incorporated by reference into this Form SD or the Conflict Minerals Report, unless expressly noted.

SECTION 3 – EXHIBITS

Item 3.01
Exhibits

1.01
Conflict Minerals Report for Aebi Schmidt Holding AG for the Reporting Period as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Aebi Schmidt Holding AG
(Registrant)

/s/ Barend Fruithof		May 29, 2026
By:	Barend Fruithof	Date
Its:	Group Chief Executive Officer

/s/ Thomas Schenkirsch		May 29, 2026
By:	Thomas Schenkirsch	Date
Its:	Chief Group Services and
Deputy Chief Executive Officer